UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________

FORM 11-K

_________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d)

OF THE SECURITITES EXCHANGE ACT OF 1934

ý ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

o TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 000-26497

SALEM COMMUNICATIONS CORPORATION EMPLOYEES 401(K) PLAN

(Full title of the plan)

SALEM COMMUNICATIONS CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	77-0121400
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4880 SANTA ROSA ROAD
CAMARILLO, CALIFORNIA	93012
(Address of principal executive offices)	(Zip Code)

(805) 987-0400

(Registrant's telephone number, including area code)

Salem Communications Corporation Employees 401(k) Plan

Financial Statements as of December 31, 2012 and 2011, and for the Year Ended December 31, 2012, and Supplemental Schedule as of December 31, 2012, and Report of Independent Registered Public Accounting Firm

SALEM COMMUNICATIONS CORPORATION EMPLOYEES 401(K) PLAN

TABLE OF CONTENTS

Page
Number

Report of Independent Registered Public Accounting Firm	2

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	4
Notes to Financial Statements as of December 31, 2012 and 2011, and for the Year Ended December 31, 2012	5

Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012	13

Signatures	14

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	15

Exhibit 99.1 - Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	16

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Benefits Committee

Salem Communications Corporation Employees 401(K) Plan

Camarillo, California

We have audited the accompanying statements of net assets available for benefits of Salem Communications Corporation Employees 401(K) Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.   The supplemental schedule is the responsibility of the Plan's management.    The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

/s/Crowe Horwath LLP

South Bend, Indiana

June 28, 2013

FINANCIAL STATEMENTS

Salem Communications Corporation Employees 401(K) Plan

Statements of Net Assets Available For Benefits

	December 31,
	2012	2011

Assets
Non-Interest bearing cash	$1,273	$-
Investments, at fair value
Interest bearing cash	-	5,199,570
Mutual funds	32,067,557	25,252,338
Collective trusts	5,605,086	523,747
Salem Communications Corporation common stock	64,548	-
Total investments	37,737,191	30,975,655

Receivables
Notes receivable – participant loans	1,094,242	1,260,943
Employer contributions	514	-
Participant contributions	1,183	572
Total receivables	1,095,939	1,261,515

Total assets	38,834,403	32,237,170

Liabilities
Corrective distributions payable	-	10,259
Net assets, reflecting all investments at fair value	38,834,403	32,226,911
Adjustments from fair value to contract value for collective trusts	(157,744)	(12,918)
Net assets available for benefits	$38,676,659	$32,213,993

See accompanying notes

Salem Communications Corporation Employees 401(K) Plan

Statement of Changes in Net Assets Available For Benefits

Year Ended December 31, 2012
Additions to net assets attributable to:
Investment Activities
Interest and dividends	$573,875
Net appreciation in fair value of investments	3,777,842
Total investment income	4,351,717

Interest from notes receivable – participant loans	52,080
Other Activities
Contributions:
Participant	3,556,191
Rollovers	347,817
Employer match	1,200,298
Total contributions	5,104,306

Total additions	9,508,103

Deductions from net assets attributable to:
Benefits paid to participants	(2,944,072)
Administrative expenses	(101,365)
Total deductions	(3,045,437)

Net increase	6,462,666
Net assets available for benefits, beginning of year	32,213,993
Net assets available for benefits, end of year	$38,676,659

See accompanying notes

Salem Communications Corporation Employees 401(K) Plan

Notes to Financial Statements

As Of December 31, 2012 and 2011, and For the Year Ended December 31, 2012

1.

DESCRIPTION OF THE PLAN

The following description of the Salem Communications Corporation (the “Company” or “Employer”) Employees 401(K) Plan (the “Plan”) is provided only for general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

Employees are automatically entered into the Plan immediately upon eligibility.  Eligible employees of the Plan must be at least twenty-one years of age and completed one year of eligibility service requirement. Effective March 31, 2012, one year service requirement was removed.  Employees may complete a salary reduction agreement at any time to select an alternative deferral amount or elect not to defer under the Plan.

Contributions

Participants may contribute a portion of their pre-tax or after-tax annual compensation, as defined by the Plan, limited to a maximum annual amount specified by the Internal Revenue Service, ($17,000 in 2012 and $16,500 in 2011 for employees under age 50 and $22,500 in 2012 and $22,000 in 2011 for employees age 50 and over). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Effective January 1, 2012,  the Company added a nondiscretionary matching contribution to the Plan.  The matching contributions for each participant are 50% of eligible contributions on the first 5% of compensation.

Participant Accounts

Participant’s accounts are credited with the participant’s voluntary contributions, Employer’s matching contributions, and allocation of the Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance. Participants elect the fund(s) in which they invest.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the Company’s matching contributions is based on years of continuous service. A participant is 34% vested after one year of continuous service, 67% vested after two years of continuous service and 100% vested after three years of continuous service.

Notes Receivable – Participant Loans

Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the current prime rate plus one percent.  Principal and interest are paid ratably through payroll deductions.

At December 31, 2012 and 2011, the Plan had loans outstanding from participants totaling $1,094,242 and $1,260,943, respectively. The loans have interest rates ranging from 4% to 10.25% and mature through 2021. The unpaid balance of any loan is immediately payable upon termination of employment and may be offset against the participant’s vested account.

Payments of Benefits and Withdrawals

If a participant’s employment ceases as a result of normal retirement, death or disability, the participant or the participant’s beneficiaries are entitled to receive the entire contents of the account. If a participant terminates for any other reason, the participant is entitled to receive only the vested percentage of the account. Participants will receive benefits in either a single lump sum or in periodic payments as determined by type of termination.

In-service distributions may be made from any of the participant’s vested accounts as long as the age requirement of 59½ years is met. Participants who do not meet the age requirement for an in-service withdrawal may request a hardship withdrawal at any time. Events that qualify for a hardship withdrawal are as follows: to cover necessary medical care, for costs directly related to the purchase of the participant’s primary residence, for expenses related to post-secondary education, for payments necessary to prevent the participant’s eviction from or foreclosure of the primary residence, funeral expenses, or a natural disaster. If a participant takes a hardship withdrawal, all contributions to the Plan will be suspended for six months.

Forfeitures

Forfeitures of terminated participants’ non-vested accounts arising from Company matching can be used to pay administrative expenses under the Plan or to reduce future Company contributions. At December 31, 2012 and 2011, the balance in the forfeiture account was $76,926 and $62,063, respectively. During the year ended December 31, 2012, the Company applied $4,051 of forfeitures to pay for plan administrative fees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Fully Benefit Responsive Investment Contracts

The Plan holds indirect interests in fully benefit responsive investments contracts through its investment in stable value funds.  Investment contracts held by defined-contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Adoption of new accounting pronouncements

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 addresses convergence between GAAP and International Financial Reporting Standards (“IFRS”) requirements for measurement of and disclosures about fair value. The amendments are not expected to have a significant impact on companies applying GAAP. Key provisions of the amendment include: a prohibition on grouping financial instruments for purposes of determining fair value, except when an entity manages market and credit risks on the basis of the entity’s net exposure to the group; an extension of the prohibition against the use of a blockage factor to all fair value measurements (that prohibition currently applies only to financial instruments with quoted prices in active markets); and a requirement that for recurring Level 3 fair value measurements, entities disclose quantitative information about unobservable inputs, a description of the valuation process used and qualitative details about the sensitivity of the measurements. In addition, for items not carried at fair value but for which fair value is disclosed, entities will be required to disclose the level within the fair value hierarchy that applies to the fair value measurement disclosed. The amendments in ASU 2011-04 were effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material effect on the Plan’s financial statements.

Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments.

Investment Management and Administration

The assets of each fund within the Plan are invested under an arrangement with Wells Fargo Bank, N.A. (“Wells”), the trustee. All expenses incurred in maintaining the Plan are paid by the Plan unless the Company, at its discretion, elects to pay all or part of these expenses. These expenses include fees of the Plan’s trustee and third-party administrators.   Prior to May 31, 2012, the assets of each fund within the plan were invested under an arrangement with Fidelity Management Trust Company (“Fidelity”).

The costs of administering the Plan may be paid by the Plan or by the Company.  Such expenses shall include the fees of accountants, attorneys and third party administrators. For the year ended December 31, 2012, the Plan incurred administrative expenses of $101,365.  Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income reported by the Plan.

Investment Options

The Plan provides a variety of investment options with differing risk and growth characteristics. As of December 31, 2012, a majority of the Plan’s net assets available for benefits were invested in investment funds under the management of Wells as Trustee.  Prior to May 31, 2012, a majority of the Plan’s net assets available for benefits were invested in investment funds under the management of Fidelity.  Participants may change their investment allocation and/or transfer their account balances among the various funds at any time.

Contributions

Contributions from the Company are accrued in the period when earned.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable – Participants Loans

Notes receivable represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ materially from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. INVESTMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, provides guidance for defining, measuring, and disclosing fair value within an established framework and hierarchy.  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:  Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:  Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.  The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual Funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges.  The fair values of mutual fund investments are based upon the closing net asset value per share of the mutual fund on the day of the valuation as reflected on a national securities exchange, which are Level 1 inputs in the fair value hierarchy.

Salem Communications Common Stock:  The fair values of Salem Communications common stock are determined by quoted prices from the NASDAQ exchange as of December 31, 2012, which are Level 1 inputs in the fair value hierarchy.

Collective Trusts:  The fair values of participation units in the stable value collective trusts are based upon the net asset values of such funds, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund, which are Level 2 inputs in the fair value hierarchy.

Money Market Deposit Accounts: Fair values of money market deposit account balances have been determined based upon their quoted redemption prices and recent transaction prices of $1.00 per share, which are Level 2 inputs in the fair value hierarchy, with no discounts for credit quality or liquidity restrictions. The Plan’s investments in money market deposit accounts occasionally exceed federally insured balances.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2012 and 2011:

	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds
Target Date	$ 12,972,095	$ 12,972,095	$ -	$ -
Large Growth	3,600,651	3,600,651		-
Mid-Cap Growth	3,184,606	3,184,606	-	-
Intermediate-Term Bond	3,065,552	3,065,552	-	-
Real Estate	1,726,187	1,726,187	-	-
Foreign Large Blend	1,594,507	1,594,507	-	-
Large Value	1,153,494	1,153,494	-	-
Large Blend	1,109,149	1,109,149	-	-
Small Blend	979,560	979,560	-	-
Mid-Cap Value	872,631	872,631	-	-
Retirement Income	568,572	568,572	-	-
Small Growth	554,775	554,775	-	-
Diversified Emerging Markets	196,576	196,576	-	-
Multisector Bond	141,737	141,737	-	-
HighYield Bond	135,581	135,581	-	-
World Bond	112,207	112,207	-	-
Salem Communications Common stock	64,548	64,548	-	-
Small Value	56,590	56,590	-	-
Short-Term Bond	43,087	43,087	-	-
Collective Trusts
Collective Trusts - Stable Value Fund	5,605,086	-	5,605,086	-
	$ 37,737,191	$ 32,132,105	$ 5,605,086	-

There were no transfers between Level 1 and Level 2 investments during 2012.

	December 31, 2011*	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds
Target Date	$ 10,040,599	$ 10,040,599	$ -	$ -
Large Growth	3,468,538	3,468,538	-	-
Intermediate Term Bond	2,076,597	2,076,597	-	-
Mid-Cap Blend	1,428,872	1,428,872	-	-
Mid-Cap Growth	1,427,782	1,427,782	-	-
Foreign Large Growth	1,413,169	1,413,169	-	-
Real Estate	1,368,910	1,368,910	-	-
Small Blend	1,356,305	1,356,305	-	-
Large Blend	922,347	922,347	-	-
Mid-Cap Value	788,149	788,149	-	-
Short-Term Bond	577,300	577,300	-	-
Large Value	363,962	363,962		-
Foreign Large Blend	19,808	19,808	-	-
Interest-Bearing Cash
Money market	5,199,570	-	5,199,570	-
Collective Trusts
Collective Trusts – Stable Value Fund	523,747	-	523,747	-
	$ 30,975,655	$ 25,252,338	$ 5,723,317	$ -

*Investment classification was modified to conform to the current year presentation.

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2012 and 2011 are as follows:

	December 31, 2012	December 31, 2011
Wells Fargo Stable Return Fund N15	$ 5,202,196	$ --
Vanguard Target Retirement 2020	3,618,172	--
Wells Fargo Advantage Growth Inv	3,524,959	--
Vanguard Target Retirement 2030	3,426,379	--
Baird Core Plus Bond Inst.	3,065,552	--
Fidelity Retirement Money Market	--	5,199,570
Fidelity Freedom 2020 Fund	--	2,947,291
Fidelity Freedom 2030 Fund	--	2,917,418
Fidelity Growth Company	--	1,744,133
Pimco Total Return Administration Fund	--	2,076,597

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,777,842 as follows:

Year Ending December 31, 2012
Salem Communications Common stock	$ 383
Collective trusts	50,634
Mutual funds	3,726,825
$ 3,777,842

4. BENEFIT RESPONSIVE INVESTMENT CONTRACTS

The Plan holds participation units in the stable value collective trusts of Fidelity Managed Income Portfolio (“Managed Income Portfolio”) and Wells Fargo Stable Value Fund (“WF Fund”).

The Managed Income Portfolio invests in fixed-income securities or bond funds, enters into "wrap" contracts issued by third-parties, and invests in cash equivalents represented by shares in money market funds, with the objective of preserving capital and to providing a competitive level of income over time that is consistent with the preservation of capital.  The fund generally provides for daily redemptions by the Plan at reported net asset value per share, without any advance notification.  However, redemptions by Plan participants to reinvest in options that compete with the fund may be delayed for up to 90 days.

The WF Fund invests in investment contracts and security-backed contracts issued by a financial institution, with the objective of providing a moderate level of stable income without principal volatility.  The fund generally provides for daily redemptions by the Plan at reported net asset value per share, without any advance notification.  However, redemptions by Plan participants to reinvest in options that compete with the fund may be delayed for up to 90 days.

5. PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain Plan investments are shares of funds, including mutual funds and collective trust funds, managed by the Plan Trustee or an affiliate of the Plan Trustee. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Notes receivable from participants held by the Plan are also considered party-in-interest transactions.

At December 31, 2012 the Plan held 11,822 shares of common stock of Salem Communications Corporation, the sponsoring employer. Dividends on common stock of Salem Communications Corporation for plan year 2012 were $1,093.  The Plan did not hold any common stock of Salem Communications Corporation at December 31, 2011.

6. PLAN TERMINATION

The Company has not expressed any intent to terminate the Plan. If the Plan were to be terminated, the termination would be subject to provisions set forth by ERISA.  The net assets of the Plan would be allocated among the participants and the beneficiaries of the Plan in the order provided for by ERISA.  In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

7. TAX STATUS

The Internal Revenue Service has determined, and informed the trustee, that the prototype plan it used to establish the Plan is in accordance with the applicable regulations of the Federal Internal Revenue Code (“IRC”). A favorable opinion letter with respect to the foregoing matter has been obtained from the Internal Revenue Service on March 31, 2008.  The Plan has been amended since receiving the opinion letter; however, the Company and the Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

8. CORRECTIVE DISTRIBUTIONS

Corrective distributions payable of $10,259 at December 31, 2011, represents excess contributions made during 2011. The excess contributions were returned to certain active participants in 2012 as required to satisfy the relevant nondiscrimination provisions of the Plan.  There were no corrective distributions for the Plan year ending December 31, 2012.

9.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011, to the Form 5500:

	2012	2011
Net assets available for benefits per financial statements	$ 38,676,659	$ 32,213,993
Accrual for participant contributions receivable	(1,183)	(572)
Accrual for participant contributions receivable employer match	(514)	-
Adjustment from fair value to contract value	157,744	12,918
Accrual for corrective distributions payable	-	10,259
Net assets per Schedule H of Form 5500	$ 38,832,706	$ 32,236,598

2012
Increase in net assets available for benefits as stated in the financial statements	$ 6,462,666
Accrual for participant contributions receivable – current year	(1,183)
Accrual for participant contributions receivable employer match – current year	(514)
Accrual for participant contributions receivable – prior year	572
Net change in excess of contract value over estimated fair value of investment in stable value fund	144,826
Accrual for corrective distributions payable – prior year	(10,259)
Net income as stated in the Form 5500	$ 6,596,108

SUPPLEMENTAL SCHEDULE

Salem Communications Corporation Employees 401(K) Plan

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

As Of December 31, 2012

Name of plan sponsor: Salem Communications Corporation

Employer identification number: 77-0121400

Three-digit plan number: 001

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, par, or Maturity Value	(d) Cost **	(e) Current Value
		Mutual Funds
	Aberdeen	Aberdeen International Equity Instl	-	$ 1,594,507
	Baird	Baird Core Plus Bond Inst.	-	3,065,552
	Delaware Investments	Delaware Small Cap Value Instl	-	56,591
	Fidelity Investments	Fidelity NASDAQ Composite Index	-	75,692
	Fidelity Investments	Fidelity Small Cap Discovery	-	979,560
	Fidelity Investments	Fidelity Spartan 500 Index Advantage	-	1,109,149
	Invesco	Invesco American Value Fund Y	-	872,631
	John Hancock	John Hancock Income Fund Class R5	-	141,737
	Lord Abbett	Lord Abbett Developing Growth Fund/I	-	554,775
	Lord Abbett	Lord Abbett Short Duration Income I	-	43,087
	Oppenheimer	Oppenheimer Developing Markets Fd (Y)	-	196,576
	Principal Funds	Principal Midcap Instl	-	1,647,296
	Prudential	Prudential High-Yield Z	-	135,581
	Templeton	Templeton Global Bond Adv	-	112,207
	Vanguard	Vanguard Equity Income/Inv	-	1,153,494
	Vanguard	Vanguard Target Retirement 2010	-	1,353,808
	Vanguard	Vanguard Target Retirement 2015	-	550,399
	Vanguard	Vanguard Target Retirement 2020	-	3,618,172
	Vanguard	Vanguard Target Retirement 2025	-	930,077
	Vanguard	Vanguard Target Retirement 2030	-	3,426,379
	Vanguard	Vanguard Target Retirement 2035	-	926,799
	Vanguard	Vanguard Target Retirement 2040	-	1,200,504
	Vanguard	Vanguard Target Retirement 2045	-	503,880
	Vanguard	Vanguard Target Retirement 2050	-	429,419
	Vanguard	Vanguard Target Retirement 2055	-	32,657
	Vanguard	Vanguard Target Retirement Income	-	568,572
	Virtus	Virtus Real Estate Securities Fund I	-	1,726,187
*	Wells Fargo Advantage	Wells Fargo Adv Discovery (Inv)	-	1,537,310
*	Wells Fargo Advantage	Wells Fargo Advantage Growth Inv	-	3,524,959
				32,067,557
		Common Stock
*	Salem Communications Corporation	Salem Communications Stock	-	64,548

		Collective Trusts
	Fidelity Investments	Fidelity Managed Income Portfolio I	-	402,890
*	Wells Fargo Advantage	Wells Fargo Stable Value Fund N15	-	5,202,196
				5,605,086
		Notes Receivable
*	Notes receivable from participants	Bearing interest at 4% to 10.25% Various maturity dates	-	1,094,242
				$ 38,831,433

*    Party-in-interest.

**    Cost information is not required for participant directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SALEM COMMUNICATIONS CORPORATION

(Registrant)

SALEM COMMUNICATIONS CORPORATION EMPLOYEES 401(K) PLAN

(Name of plan)

Date: June 28, 2013	By	/s/ Evan D. Masyr
Evan D. Masyr
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-182807 on Form S-8 of Salem Communications Corporation of our report dated June 28, 2013 appearing in this Annual Report on Form 11-K of Salem Communications Corporation Employees 401(K) Plan for the year ended December 31, 2012.

/s/ Crowe Horwath LLP

South Bend, Indiana

June 28, 2013

EXHIBIT 99.1

CERTIFICATION

CHIEF FINANCIAL OFFICER CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Salem Communications Corporation Employees 401(k) Plan (the "Plan") on Form 11-K for the fiscal year ending December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Evan D. Masyr, Senior Vice President and Chief Financial Officer (the “Plan Administrator”) of Salem Communications  Corporation, certify to my knowledge, pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350), that:

1.	The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

Date:	June 28, 2013

/s/ Evan D. Masyr
Evan D. Masyr
Senior Vice President and Chief Financial Officer
Salem Communications Corporation